SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

MER TELEMANAGEMENT SOLUTIONS LTD.
(Name of Registrant)

14 Hatidhar Street, Ra'anana 4366516, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes *                                 No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-123321 and 333-180369.

MER Telemanagement Solutions Ltd.

MER TELEMANAGEMENT SOLUTIONS LTD. ANNOUNCES SETTLEMENT WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Mer Telemanagement Solutions Ltd. (the “Company”) announced that it has entered into a settlement with the United States Securities and Exchange Commission (“SEC”) under which the Company has consented to the entry of an administrative order (the “Order”), released January 18, 2017 by the SEC, that directs the Company to cease and desist from committing or causing any violations and  any future violations of Section 17(a)(3) of the Securities Act and Section 13(a) of the Exchange Act and Rules 12b-20 and 13a-16 thereunder. As part of the terms of the SEC settlement, the Company has also agreed to pay a penalty of $50,000. The settlement relates to certain of the Company’s prior disclosures in two press releases issued in October 2013 and January 2014. The Company consented to the entry of the Order without admitting or denying the Order’s assertions of factual findings.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MER TELEMANAGEMENT SOLUTIONS LTD.
(Registrant)

By: /s/Orey Gilliam
Orey Gilliam
Chief Executive Officer

Date: January 19, 2017